LIMITED LIABILITY COMPANY OPERATING AGREEMENT

for

JOHN GALT POWER, LLC

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

JOHN GALT POWER, LLC

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT is made this 31st day of August, 2021, by and between ▮▮▮▮▮▮▮ **and Make a Difference Ventures, GP, LLC acting for and on behalf of Make a Difference Ventures II Limited Partnership** (collectively the "Members") and **John Galt Power, LLC**, a Delaware limited liability company (the "Company").

RECITALS:

A.   On July 22, 2021, the Company was formed by filing its Certificate of Organization (the "Certificate of Organization") pursuant to the Delaware Limited Liability Company Act (the "Act"); and

B.   The Members of the Company desire to express and memorialize their Operating Agreement for the Company in this document;

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, the Members agree as follows:

ARTICLE 1. ORGANIZATION OF THE COMPANY

1.1   **Formation**. The Company has been organized as a limited liability company pursuant to the Act. Except as otherwise expressly stated, the Act shall govern the rights and liabilities of the Company and the Members.

1.2   **Nature of Business**. The Company may engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company is authorized to do business. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business.

1.3   **Name**. The name of the Company shall be **John Galt Power, LLC**.

1.4   **Principal Office**. The principal office of the Company shall be 414 Church Street, Suite 308, Sandpoint, ID 83864, and at such other office or offices as the Managers shall determine.

1.5   **Term**. The Company shall continue perpetually, unless sooner terminated in accordance with this Agreement.

1.6   **Registered Office, Registered Agent**. The location of the registered office of the Company shall be 251 Little Falls Drive, Wilmington, Delaware 19808, and thereafter at such other location as the Managers may designate. The registered agent for the Company at such address shall be Corporation Service Company.

ARTICLE 2. MEMBERS AND CAPITAL CONTRIBUTIONS

2.1   **Maintenance of Capital Accounts**.   The Company shall establish and maintain Capital Accounts with respect to each Member in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by such Member's Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to paragraphs 4.3 or 4.5 hereof, and the amount of any Company liabilities assumed by such Member or which are secured by any Property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by the amount of cash and the Gross Asset Value of any Property (other than cash) distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to paragraphs 4.3 or 4.5 hereof, and the amount of any liabilities of such Person assumed by the Company or which are secured by any Property contributed by such Member to the Company.

(c)   If the Company at any time distributes any of its assets in-kind to any Member, the Capital Accounts shall be adjusted to account for that Member's allocable share (as determined under Article 4 and this paragraph 2.1) of the Profits or Losses that would have been realized by the Company had it sold the assets that were distributed at their respective fair market values immediately prior to their distribution.

(d)   Upon a Transfer of all or a portion of a Member's Economic Rights in accordance with the terms of this Agreement, the Assignee shall succeed to the Capital Account of the Member to the extent such Capital Account relates to the Transferred interest.

(e)   In determining the amount of any liability for purposes of paragraphs 2.1(a) and 2.1(b) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Regulations and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by Contributions or distributed Property or to liabilities which are assumed by the Company or Members), are computed in order to comply with such Regulations, the Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Person pursuant to Article 8 hereof upon the dissolution of the Company. The Managers shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Section 1.704-1(b)(2)(iv)(q) of the Regulations, and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Section 1.704-1(b) of the Regulations. Notwithstanding anything to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation or as otherwise personally obligating any Member to make a Contribution in excess of the Contributions referred to in paragraphs 2.2 and 2.4 of this Article 2.

2.2   **Initial Contributions**.   The Members have made or will make the Contributions to the Company set forth for each Initial Member in Schedule "A". The Gross Asset Value of such Contributions is set forth in such Schedule "A".

2.3   **Capitalization of Additional Sums**. At the end of the Fiscal Year of the Company, upon the determination of the Managers, the Company may capitalize an equal portion of each Member's profits. Loans to the Company made pursuant to paragraph 2.6 of this Agreement shall not be capitalized unless all of the Members contribute in the proportions in which they share in the Profits and Losses of the Company and unless approved by the Managers. In addition, sums required to be paid under paragraph 2.4 of this Agreement shall be capitalized.

2.4   **Additional Contributions**. The Managers shall, from time to time, determine if additional Contributions are necessary for any reasonable purpose to meet reasonably anticipated cash requirements. The determination of the Managers in accordance with the preceding sentence may be rescinded by the unanimous affirmative vote of all of the Members. Among the purposes for which additional Contributions may be required are repairs, management expenses, contract, mortgage and note payments and loan repayments (both principal and interest), taxes, assessments, insurance, remodeling, rebuilding, maintenance and the ordinary and usual expenditures in connection with the ownership and operation of real properties. Contributions, in addition to the initial Contributions, shall be paid by the Members proportionate to their respective Ownership Interests in the Company. The Ownership Interests of the Members in the Company shall not be increased or decreased except upon the unanimous approval of all of the Members. The Company shall notify each Member of the amount such Member is to pay, and the failure to pay the same within thirty (30) days after such written notice is given shall constitute default hereunder.

2.5   **Failure to Pay Contributions**. In the event any Member shall fail to pay such Member's share of a Contribution within the time limited in paragraph 2.4 above, interest at three (3%) percent per annum shall accrue on the unpaid balance of such Contribution.

2.6   **Loans by Members**. If any Member shall advance any sum of money to the Company over and above such Member's Contribution to capital, the same shall be a debt due from the Company to such Member. Such advance of money to the Company shall carry interest only if less than all of the Members advance sums in proportion to their respective Ownership Interest in the Company. The rate of interest shall be set forth on a promissory note issued by the Company. Interest, therefore, will only be paid to a Member for sums advanced in excess of the sum which would represent an amount equal to the least common denominator of monies advanced by all of the other Members. Such loans shall not be deemed an increase in the Capital Account of the Member advancing the same or entitle such Member to any increased share of the profits of the Company. Such loans may be capitalized, however, only under the terms of paragraph 2.3 of this Agreement. The term of the loan shall be determined in each case by the Managers.

2.7   **Drawing Accounts**. An individual drawing account shall be maintained for each Member. All withdrawals by a Member shall be charged to such Member's drawing account. Withdrawals during the year shall be limited to such amounts as the Managers shall determine in accordance with paragraph 4.6 of this Agreement.

2.8   **Ownership Interests**. The Ownership Interest of each Initial Member shall be as set forth in Schedule "A". There shall be six (6) initial Ownership Interests representing the six (6) initial Members.

2.8.1 Assignment to Controlled Entity. Notwithstanding anything to the contrary in this Agreement, for a period of ninety (90) days after the execution of this Agreement a Member may assign its Ownership Interest in the Company to an entity wholly owned by the assigning Member with no approval by any other Member required. An assignment compliant with this paragraph shall result in the wholly owned entity substituting for the Member as an Initial Member. A substitution under this paragraph will be deemed void ab initio if 1) found to be in violation of any securities laws, or associated rules or regulations, by an opinion of the Securities and Exchange Commission or a decision of a Court of competent jurisdiction, or 2) it otherwise subjects the Company to additional compliance under the Securities laws, including but not limited, to provisions under the Investment Company Act of 1940, or Section 3(a)(4)(A), Section 3(a)(5)(A), Section 3(a)(18) of the Securities Exchange Act of 1934.

2.9   **Compensation and Expense Accounts**. Except as determined by the Managers, or as otherwise provided in this Agreement (including, without limitation, paragraph 5.1.5), no Member or Manager shall receive a salary for services rendered to or for the Company.

2.10   **Title to Property**. All Property owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in such Property in the Member's individual name, and each Member's interest in the Company shall be personal property for all purposes. Except as otherwise provided in this Agreement, the

Company shall hold Property owned by the Company in the name of the Company and not in the name or names of any Member or Members.

2.11 **Payments of Individual Obligations**. The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of any Member unless otherwise provided for herein.

2.12 **Multiple Owners of Beneficial Interest in an Ownership Interest as a Single Member**. If more than one Person holds a beneficial interest in an Ownership Interest in the Company, then with respect to dealing with the Company or the other Members, any one Person holding a part of that one Ownership Interest may act alone on behalf of that Ownership Interest for all purposes under this Agreement. This includes voting the Ownership Interest, receiving or waiving notice, and taking any and all other action required, permitted, or contemplated to be taken under the terms of this Agreement on behalf of such Ownership Interest. If more than one Person holds an interest in one Ownership Interest, then as between the Persons holding such interest, such Persons must act in concert with one another with respect to such Ownership Interest; for all purposes hereunder, the Ownership Interest shall be treated as if owned by one person or one Entity and constitute a single Member. If an Ownership Interest is owned by a corporation, partnership, or trust, one Person shall be appointed to act on behalf of such corporation, partnership, or trust. If such Persons do not act in concert or if such corporation, partnership, or trust does not designate a Person to so act, the Ownership Interest shall not vote or otherwise act hereunder. The Company, the Manager, or the other Members shall have the right to deal with any one Person who holds part of an interest in an Ownership Interest or with a Person designated to act on behalf of a corporation, partnership, or trust to the same extent and with the same effect as if such Person alone were the owner of the entire Ownership Interest.

ARTICLE 3. <u>MEETING OF MEMBERS</u>

3.1 **Meetings**. A meeting of Members shall be held upon the call of the Managers, or if Members holding at least fifty (50%) percent of the Ownership Interests of the Company sign, date and deliver to the Company's principal office a written demand for the meeting. The meeting of Members shall be held at the principal office of the Company or any other place specified in the notice of meeting.

3.2 **Notice of Meeting**. Notice of the date, time and place of each Members' meeting shall be given to each Member in writing either by delivery or in person, not earlier than sixty (60) days nor less than seven (7) days before the meeting date. The notice need not include a description of the purpose or purposes for which the meeting is called.

3.2.1   Delivery by Mail. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the Member at such Member's address shown on the records of the Company.

3.2.2   Delivery by Email Transmission. If notice is delivered by email transmission, the notice shall be deemed effective if the content thereof is transmitted to the email address of the Member, at the email address shown on the records of the Company.

3.2.3   Address and Email Address of Members. Each Member shall furnish the Company with an address and an email address at which notices may be delivered to such Member, and in default thereof, notice may be delivered to such Member at the office of the Company.

3.3   **Waiver of Notice**. A Member may waive notice of any meeting, before or after the date of the meeting, by delivering a signed waiver to the Company for inclusion in the minutes of the Company. A Member's attendance at any meeting, in person or by proxy (i) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting unless the Member objects to considering the matter when it is presented.

3.4   **Record Date**. The Members entitled to notice of and to vote at a meeting of the Members, and their respective Ownership Interests, shall be determined as of the record date for the meeting. The record date shall be a date, not earlier than seventy (70) days nor less than ten (10) days before the meeting, described in the notice of the meeting. If the notice of meeting does not specify a record date, the record date shall be the date on which the notice of the meeting was first mailed or otherwise delivered.

3.5   **Quorum**. The presence, in person or by proxy, of Members holding at least fifty (50%) percent of the Ownership Interests shall constitute a quorum.

3.6   **Proxies**. A Member may appoint a proxy to vote or otherwise act for the Member pursuant to a written appointment form executed by the Member or the Member's duly authorized attorney-in-fact. A true copy of any power of attorney appointing an attorney-in-fact of a Member shall be placed on file with the Company prior to any vote or other action being taken by such attorney-in-fact. An appointment of a proxy is effective when received by the Company. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member. A proxy appointment is valid for eleven (11) months unless otherwise expressly stated in the appointment form. A revocation of any proxy shall be effective only when written notice of such revocation is actually received by the Company.

3.7   **Voting**. On each matter requiring action by the Members, each Member shall be entitled to vote the Member's Ownership Interest. Except as otherwise stated in the Certificate of Organization, this Agreement, the Act or other applicable law, a matter submitted to a vote or for the approval or determination of the Members shall be deemed approved if it receives the affirmative vote of at least seventy (70%) percent of the Ownership Interests of the Company entitled to vote on the action.

3.8 **Meeting by Telephone**. Meetings of the Members may be held by conference telephone or by any other means of communication by which all participants can hear each other simultaneously during the meeting, and such participation shall constitute presence in person at the meeting.

3.9 **Action by Members Without a Meeting**. Action required or permitted to be taken at a meeting of the Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, and signed by Members entitled to vote on the action representing at least seventy (70%) percent of the Ownership Interest of the Company. Action taken under this paragraph is effective when the necessary Members have signed the consent, unless the consent specifies a different effective date.

3.10 **Limitation on Powers of Members**. Except as otherwise expressly stated in this Agreement, no Member other than the Managers shall:

(a) Be permitted to take part in the control of the business or affairs of the Company;

(b) Have any voice in the management or operation of the Company (other than exercising any rights to vote, consent to, or approve any matter as provided in this Agreement); or

(c) Have any authority or power in the capacity of a Member to act as agent for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures with respect to the Company or its Property.

ARTICLE 4. ALLOCATIONS AND DISTRIBUTIONS

4.1 **Profits and Losses**. After giving effect to the special allocations set forth in paragraphs 4.3 and 4.5 hereof, all Profits and Losses and each item of income, gain, loss, deduction and/or credit shall be allocated to the Members in proportion to their respective Ownership Interests, subject, however, to the terms of this Agreement. Profits and Losses shall be allocated to a Member ratably on a daily basis only for that portion of the Company's Fiscal Year for which such Member is a Member.

4.2 **Limitation on Allocation of Losses**. The Losses allocated pursuant to paragraph 4.1 shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. If some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to paragraph 4.1 hereof, the limitation set forth in this Paragraph 4.2 shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations.

4.3 **Special Allocations**.

4.3.1 <u>Minimum Gain Chargeback.</u> Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of Article 4, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This paragraph 4.3.1 is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

4.3.2 <u>Member Minimum Gain Chargeback.</u> Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of Article 4, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This paragraph 4.3.2 is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

4.3.3 <u>Qualified Income Offset</u>. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1 (b)(2)(ii)(d)(4), Section 1.704-1(b)(2)(ii)(d)(5) or Section 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to paragraph 4.3.3 shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Article 4 have been tentatively made as if this paragraph 4.3.3 were not in this Agreement.

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4.3.4   Gross Income Allocation. If any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of:

(1)   the amount such Member is obligated to restore pursuant to any provision of this Agreement, and

(2)   the amount such Member is deemed to be obligated to restore pursuant to the next to the last sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this paragraph 4.3.4 shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in Article 4 have been made as if paragraph 4.3.3 hereof and this paragraph 4.3.4 were not in the Agreement.

4.3.5   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

4.3.6   Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated among the Members in proportion to their respective Ownership Interests.

4.3.7   Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's Ownership Interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company if Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made if that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

4.3.8   Allocations Relating to Taxable Issuance of Company Interests. Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of an interest by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.4　**Tax Consequences**.　The Members are aware of the income tax consequences of the allocations made by this Article 4 and hereby agree to be bound by the provisions of this Article 4 in reporting their shares of Company income and loss for income tax purposes.

4.5　**Curative Allocations**.　The allocations set forth in paragraph 4.3 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations.　It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to paragraph 4.5.　Therefore, notwithstanding any other provision of Article 4 (other than the Regulatory Allocations), the Managers shall approve of such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account is, to the extent possible, equal to the Capital Account such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to paragraph 4.1.　In exercising discretion under this paragraph 4.5, the Managers shall take into account future Regulatory Allocations under paragraphs 4.3.1 and 4.3.2 that, although not yet made, are likely to offset other Regulatory Allocations previously made under paragraphs 4.3.5 and 4.3.6.

4.6　**Distributions**.　The Managers shall, no less frequently than monthly during each Fiscal Year, review the financial operations and cash position of the Company and distribute to the Members, in proportion to their respective Ownership Interests, from any Net Cash from Operations or Net Cash from Sales or Refinancing, an amount deemed to be reasonable by the Managers. Notwithstanding the preceding sentence, the Company shall, following the close of each Fiscal Year of the Company, distribute to the Members, in proportion to their respective Ownership Interest from any Net Cash from Operations or Net Cash from Sales or Refinancing, an amount sufficient to pay federal and state income taxes on the income for such Fiscal Year that passes through the Company under the applicable provisions of the Code (net of any tax benefit produced for the Members by the Company's losses, deductions and credits for the same Fiscal Year). The total amount to be distributed shall be determined conclusively by presuming that (a) all taxable income that passes through to a Member will be taxed at the maximum federal rate (without regard to exemptions or phase outs of lower tax rates) and at the maximum rate of the Member's state of domicile at which income of any individual can be taxed in the calendar year that includes the last day of the Fiscal Year, and (b) losses, deductions, and credit produced tax benefits using the same tax rates. The Company shall make the distribution required by the preceding sentence in a timely manner to allow the taxes (including, without limitation, estimated tax payments) attributable to the income passed through the Company to any Member to be paid when due.

4.7   **Other Allocation Rules**.

4.7.1   For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Managers using any permissible method under Code Section 706 and the Regulations thereunder.

4.7.2   All allocations to the Members shall, except as otherwise provided, be divided among them in proportion to their Ownership Interests.

4.7.3   To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Company shall endeavor to treat distributions of Net Cash From Operations or Net Cash From Sales or Refinancings as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

4.8   **Section 704(c) Allocations**. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with paragraph 10.25).

If the Gross Asset Value of any Company asset is adjusted pursuant to paragraph 10.25, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this paragraph 4.8 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

4.9   **Allocation of Income, Loss and Distributions in Respect of Transferred Interests.**

4.9.1   If any interest of a Member in the Company is Transferred in accordance with this Agreement, or is increased or decreased by reason of the admission of an Additional Member or otherwise, during any Fiscal Year of the Company, each item of income, gain, loss, deduction, or credit of the Company for such Fiscal Year shall be allocated between the transferor, transferee, and the other Members by taking into account their varying interests during the Fiscal Year in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by the Managers.

4.9.2   Distributions of Company assets in respect of an interest in the Company shall be made only to the Members who, according to the books and records of the Company, are the holders of record of the interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor any Manager shall incur any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company, the Managers, or the Member has knowledge or notice of any Transfer or purported Transfer of ownership of any interest in the Company. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the Persons owning interests in the Company as of the date such sale or other disposition occurs.

4.10   **Adjustments to Capital Accounts**. The manner in which Capital Accounts are to be maintained pursuant to this Agreement is intended to comply with the requirements of Section 704(b) of the Code and the Regulations promulgated thereunder. If in the opinion of the Company's accountant, the manner in which Capital Accounts are to be maintained pursuant to the provisions of this Agreement should be modified in order to comply with Section 704(b) of the Code and the Regulations thereunder, then notwithstanding anything to the contrary contained in this Agreement, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

4.11   **Rights to Distributions**. No Member shall have the right or power to demand or receive a distribution in a form other than cash, and no Member shall be required or compelled to accept a distribution of any asset in kind to the extent that the interest distributed would exceed the Member's pro rata share of operating or liquidating distributions, as the case may be. No Member shall have the right to receive any interest on any distribution or other amount payable to the Member by the Company.

4.12   **Liquidating Distributions**. If the Company is dissolved and its business and affairs are wound up, distributions shall be made pursuant to Section 8.10.

4.13   **Amounts Withheld**. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution or allocation to the Members shall be treated as amounts distributed to the Members pursuant to this Article 4 for all purposes under this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, and to pay over to any federal, state or local government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, or local law and shall allocate any such amounts to the Members with respect to which such amount was withhold.

ARTICLE 5. <u>MANAGEMENT</u>

5.1   **Managers**. The ordinary and usual business and affairs of the Company shall be managed by the Manager. The initial Manager shall be Make a Difference Ventures, GP, LLC. The Manager may delegate authority to bind the Company to officers appointed pursuant to paragraph 5.1.3 (g) hereof.

5.1.1   <u>Term of Managers</u>. No Manager shall have any contractual right to such position. Each Manager shall serve until the earliest of (i) the resignation, adjudicated incompetency or death of such Manager; or (ii) the removal of the Manager in accordance with paragraph 5.1.2. Any replacement Managers shall be elected by an affirmative vote of at least seventy percent (70%) of the Ownership Interest in the Company. Additional Managers may be elected by an affirmative vote of at least seventy percent (70%) of the Ownership Interest in the Company, but only with the consent of the existing Managers. The resignation or removal of a Manager who is also a Member shall not affect such Manager's rights as a Member.

5.1.2   <u>Removal of a Manager</u>. Any Manager may be removed by the affirmative vote of seventy percent (70%) of the Ownership Interest in the Company for any reason.

5.1.3   <u>Authority of Manager</u>. Only the Manager and agents of the Company authorized by the Manager shall have the authority to bind the Company. A Member shall have no right or authority to bind the Company unless such Member is a Manager or is otherwise authorized in writing by the Manager to bind the Company. Each Member shall indemnify the Company for any costs or damages incurred by the Company as a result of the unauthorized action of such Member. Subject to paragraphs 5.1.4 and 5.2, the Manager has the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company, including, without limitation:

(a)   The institution, prosecution and defense of any proceeding in the Company's name;

(b)   The purchase, receipt, lease or other acquisition, ownership, holding, improvement, use and other dealing with, Property, wherever located;

(c)   The sale, conveyance, mortgage, pledge, lease, exchange, and other disposition of Property;

(d)   The entering into contracts and guaranties; incurring of liabilities; borrowing of money, issuance of notes, bonds, and other obligations; and the securing of any of its obligations by mortgage or pledge of any of its Property or income;

(e)   The lending of money, investment and reinvestment of the Company's funds, and receipt and holding of Property as security for repayment, including, without limitation, the loaning of money to, and otherwise helping Members, officers, employees, and agents;

(f)   The conduct of the Company's business, the establishment of Company offices, and the exercise of the powers of the Company within or without the State;

(g)   The appointment of employees and agents of the Company, the defining of their authority, duties, and responsibilities, and the establishment of their compensation, including the appointment of officers of the Company, such as a Chief Executive Officer, a President, Vice Presidents, and other officers customarily appointed by a Board of Directors in a corporation;

(h)   The payment of pensions and establishment of pension plans, pension trusts, profit sharing plans, and benefit and incentive plans for all or any of the current or former Members, employees, and agents of the Company;

(i)   The making of donations to the public welfare or for religious, charitable, scientific, literary or educational purposes;

(j)   The payment or donation, or any other act that furthers the business and affairs of the Company;

(k)   The payment of compensation, or additional compensation to any or all Members, and employees on account of services previously rendered to the limited liability company, whether or not an agreement to pay such compensation was made before such services were rendered;

(l)   The purchase of insurance on the life of any of its Members or employees for the benefit of the Company, or to provide payment for the purchase of Ownership Interests in accordance with this Agreement;

(m)   The participation in partnership agreements, joint ventures, or other associations of any kind with any person or persons; and

(n)   The indemnification of Members or any other Person.

5.1.4   Actions of the Manager. The Manager shall have the power to bind the Company as provided in the Act, the Certificate of Organization, and this Agreement, subject to the provisions of paragraph 5.1 hereof. The Manager may act after a meeting, and may communicate by any reasonable means of communication, including email transmissions.

5.1.5   Compensation of Manager. The Manager shall be reimbursed for all reasonable expenses incurred in managing the Company and shall be entitled to compensation, in an amount to be determined from time to time by the affirmative vote of the Manager.

5.1.6 <u>Right to Delegate</u>. The Manager may delegate some or all managerial duties and/or responsibilities hereunder to one or more persons which the Manager reasonably believes to be competent to perform such duties and/or responsibilities.

5.1.7 <u>Manager as Member's Attorney-in-Fact</u>. The signature of any Manager shall be necessary and sufficient to convey title to any Property of the Company or to execute any contracts, promissory notes, trust deeds, mortgages, or other instruments of hypothecation or obligation on behalf of the Company, and all of the Members agree that a copy of this Agreement may be shown to the appropriate parties in order to confirm the same, and further agree that the signature of any Manager shall be sufficient to execute any "statement of Company" or other documents necessary to effectuate this or any other provision of this Agreement. All of the Members do hereby appoint the Manager as their attorney-in-fact for the execution of any and all of the documents described in this paragraph.

5.1.8 <u>Manager's Standard of Care</u>. Except as otherwise provided by law, the Articles or this Agreement, a Manager shall not be personally liable, merely as a Manager, for any debts or losses of the Company, and shall not be liable to the Company or the Members for monetary damages or otherwise for conduct undertaken as a Manager. In discharging the duties of a Manager, a Manager shall be fully protected in relying in good faith upon the records required to be maintained by the Company and upon such information, opinions, reports or statements by any of its other Members, or agents, or by any other person, as to matters which the Manager reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

5.1.9 <u>Devotion of Time</u>. The Manager shall be required to devote only such time, effort and activity to the conduct of the business of the Company as may be reasonable in order to insure the efficient operation and management of the Company.

5.1.10 <u>Property Manager</u>. The Company may utilize a property manager. Whether to utilize the property manager, the selection of the property manager, the termination of a property manager, the compensation to be paid, and other terms and conditions upon which a property manager shall serve, shall be determined by the Manager as provided herein. Any property manager selected by the Manager shall hereinafter be referred to as the "Property Manager." The Property Manager selected by the Manager may be an individual or a firm and may, but need not, be one of the Members. In general, the duties of the Property Manager shall be to perform all services ordinarily performed by those engaged in the property management field, subject to the direction and control of the

Manager. If the Company does not utilize a property manager, the Manager shall carry out the functions and duties of the Property Manager and, in such event, references to the Property Manager in this agreement shall be deemed to be to the Manager.

      5.2   **Restrictions on Authority of Manager**.

          5.2.1 Approval of the Ownership Interest in the Company. Notwithstanding any other provisions of this Agreement to the contrary, and only for the purposes of this paragraph 5.2.1, without the affirmative vote of more than eighty-five percent (85%) of the Ownership Interest in the Company, the Manager shall not, whether in the ordinary course of the Company's business or otherwise, have the power or authority to do, perform or authorize any the following:

          (1)   Make any payment, contract, or commitment, in an amount in excess of TWO MILLION AND NO/100 ($2,000,000.00) DOLLARS in any single transaction or series of related transactions;

          (2)   Borrow money, pledge the credit of the Company, or otherwise incur indebtedness in the name of or on behalf of the Company in an amount in excess of TWO MILLION AND NO/100 ($2,000,000.00) DOLLARS in any single transaction or series of related transactions;

          (3)   Undertake any obligation or commitment to purchase, lease, rent, or otherwise acquire any capital expenditure in the name of or on behalf of the Company in an amount in excess of TWO MILLION AND NO/100 ($2,000,000.00) DOLLARS in any single transaction or series of related transactions; or

          (4)   Compromise any claim by or against the company in an amount in excess of TWO MILLION AND NO/100 ($2,000,000.00) DOLLARS in any single transaction or series of related transactions.

          (5)   Amend this Agreement;

          (6)   Admit an Additional Member or a Substitute Member to the Company;

          (7)   Mortgage, pledge, or otherwise encumber or grant a security interest in Company Property;

          (8)   Merge the Company with any other Entity;

          (9)   Issue a new class of ownership interest; or

          (10)   Reorganize or redomesticate the Company.

5.2.2 <u>Approval of All Members</u>. Notwithstanding any other provision in this Agreement to the contrary, without the affirmative vote of all of the Members, the Manager shall not have the authority to do, perform or authorize any of the following:

(1)   Knowingly do any act in contravention of this Agreement or without the consent of the Members as required by this Agreement;

(2)   Knowingly do any act which would make it impossible to carry on the ordinary business of the Company, except as otherwise provided in this Agreement;

(3)   Possess Property owned by the Company, or assign rights in specific Property, for other than a Company purpose;

(4)   Knowingly perform any act that would subject any Member to personal liability in any jurisdiction; or

(5)   Dissolve the Company; or

(6)   Cause the Company to voluntarily take any action that would cause a Bankruptcy of the Company.

5.3   **Indemnification**. To the fullest extent provided or allowed by the laws of Delaware, the Company shall indemnify the Manager and the Members from and against all costs, losses, liabilities, damages, claims and expenses (including, without limitation, attorneys' fees and costs as incurred on trial and on appeal) incurred in their capacity as Manager or Members, including, without limitation, claims arising from any such Manager or Member's actions or inactions taken or omitted as a Manager or Member in furtherance of the business or affairs of the Company; provided that the foregoing shall not eliminate or limit a Manager or Member's liability for:

(a)   Any breach of a Manager's or Member's duty of loyalty to the Company or the other Members as described in this Agreement;

(b)   Acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

(c)   Any unlawful distribution under the Act; or

(d)   Any transaction not expressly undertaken in accordance with this Agreement involving an actual or potential conflict of interest between a Manager or Member and the Company from which the Manager or Member derives an improper personal benefit.

5.4   **Contribution**. If any Member is required by law to pay more than his or her proportionate share (based on relative Ownership Interests) of any debt, liability or other obligation of the Company, such Member shall be entitled to contribution from the other Members proportionate to their Ownership Interests. If liability is imposed upon any of the Members in connection with the execution of any instrument on behalf of the Company or in connection with any liabilities of the Company, in addition to any other right under this Agreement to which such Member may be entitled, the Members, and each of them, jointly and severally, agree to indemnify and hold any of the Members against whom liability is so imposed harmless from any liability, including attorney fees, in excess of that Member's proportionate share (based on relative Ownership Interests) of such liability.

5.5   **Limitation of Liability**. The liability of each Manager and each Member shall be limited as set forth in this Agreement, the Act and other applicable law. A Manager or Member will not be personally liable, merely as a Manager or Member, for any debts or losses of the Company beyond the Manager's or Member's respective Contributions, except as otherwise provided by law. A failure to observe any formalities or requirements of this Agreement, the Certificate of Organization or the Act shall not be grounds for imposing personal liability on the Managers or Members for liabilities of the Company.

5.6   **Execution of Instruments**. Whenever it may be necessary or desirable for the Members to join in the execution of instruments, each Member shall cooperate in executing all such instruments authorized hereunder when requested to personally sign the same, but in the event a Member neglects or refuses to sign any such instruments, such Member shall be bound thereby to the same extent as if such Member had signed the same.

5.7   **Duty of Loyalty**. Each Manager and each Member shall not enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company. Each Manager and each Member shall account to the Company and shall hold as trustee for it, any Property, profit or benefit derived by the Managers or Members, without the consent of the Managers, in the formation, conduct and winding up of the Company business or for a use or appropriation by the Managers or Members of Company assets, including information developed exclusively for the Company and opportunities expressly offered to the Company.

5.8   **Other Self-Interest**. A Manager or Member does not violate a duty or obligation to the Company merely because the Manager's or Member's conduct furthers the interests of such Person. Upon the approval or ratification of 70% of the Ownership Interest in the Company, the Managers or the Members may lend money to and transact other business with the Company. The rights and obligations of a Manager or Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Manager or Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Manager or Member has a direct or indirect interest in the transaction, if the transaction is approved or ratified by the Members as provided in paragraph 3.7.

ARTICLE 6. ACCOUNTING AND RECORDS

6.1   **Fiscal Year**. The Fiscal Year of the Company shall be the calendar year.

6.2   **Accounting Method**. The Company shall use the accrual method as its basis of accounting. The Company shall maintain adequate accounting records. All books, records and accounts of the Company shall be open at all times to inspection by all Members.

6.3   **Banking**. All funds of the Company shall be deposited in its name in such checking accounts or accounts of savings as shall be designated by the Managers. Checks may be drawn on the Company bank account for the Company purposes only. Checks drawn on the Company bank account may be signed by such Person or Persons as the Managers may, from time to time, designate in writing.

6.4   **Tax Returns**. The Managers shall cause all required federal and state income tax returns for the Company to be prepared and timely filed with the appropriate authorities. Within sixty (60) days after the end of each Fiscal Year, each Member shall be furnished a statement suitable for use in the preparation of the Member's income tax return, showing the amounts of any distributions, Contributions, gains, losses, profits or credits allocated to the Member during the Fiscal Year pursuant to the terms of this Agreement.

6.5   **Books and Records**.   Full and complete books and records shall be maintained by the Company at all times. The Managers shall select an accountant to assist in maintaining the books and records and to render services as provided herein, and the accountant's fee shall be paid by the Company. The books and records shall be under the general supervision of the accountant, but shall be in the custody of the Company. The books and records shall be available for examination by any Member, the Member's attorneys, accountants, or other agents or representatives, at reasonable times upon reasonable notice; provided, that any expense incurred for such examination shall be borne by such Member.

ARTICLE 7. TRANSFERS OF OWNERSHIP INTERESTS

7.1   **Restriction on Transfers**. Except as otherwise permitted by Section 2.8.1 or 7.2, no Member or Assignee shall Transfer all or any portion of such Person's Ownership Interest in the Company. The pledge or other encumbrance of any Member's or Assignee's interest in the Company as security for the payment of any debt of the Member or Assignee shall not constitute a Transfer. Any purported Transfer not permitted under paragraph 2.8.1 or 7.2 shall be null and void and of no force or effect whatsoever against the Company, any other Member, any creditor of the Company or any claimant against the Company; provided that, if the Company is required to recognize a Transfer not permitted under paragraph 7.2 (or if the Company, in its sole discretion, elects to recognize a Transfer that is not so permitted), the interest Transferred shall be strictly limited to the Assignor's Economic Rights. Any subsequent distributions with respect to such interest shall be first applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations or liabilities for damages that the Assignor or Assignee may have to the Company. In the case of a Transfer or attempted Transfer not permitted under paragraph 2.8.1 or 7.2, the parties engaging or attempting to engage in such Transfer shall indemnify and hold harmless the Company, the Manager, and all non-participating Members from all cost, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and attorneys' fees and costs) as a result of such Transfer or attempted Transfer and enforcement of the foregoing indemnity.

7.2 **Permitted Transfers**. A Member may only alienate its Ownership Interest in the Company subject to the conditions and restrictions set forth in paragraphs 7.3 or 7.4 and 7.5. A Member or Assignee may at any time alienate all or any portion of such Person's interest in the Company; (a) to the Assignor's executor, conservator, administrator, trustee or personal representative upon death or adjudicated incompetence or in any other involuntary Transfer by operation of law (each, an "Involuntary Transfer"); or (b) upon the consent of all of the Members.

7.3 **Involuntary Transfers**. All Involuntary Transfers are Dissociation Events subject to Article 8.

7.4 **Conditions to Permitted Transfers**. A Transfer shall not be permitted under paragraph 7.2 unless and until the following conditions are satisfied:

(a) The Assignor and Assignee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to affect such Transfer and to confirm the agreement of the Assignee to be bound by the provisions of this Article 7. In all cases, the Company shall be reimbursed by the Assignor and/or Assignee for all costs and expenses that it reasonably incurs in connection with the Transfer.

(b) Except in the case of an Involuntary Transfer, the Assignor shall furnish to the Company an opinion of counsel, which counsel and opinion shall be reasonably satisfactory to the Company, that the Transfer will not cause the Company to terminate for federal income tax purposes under Code Section 708 and that such Transfer will not cause the application of the rules of Code Sections 168(g)(1)(B) and 168(h) (generally referred to as the "tax exempt entity leasing rules") or similar rules to apply to the Company, the Company Property or the Members.

(c) The Assignor and Assignee shall provide to the Company the Assignee's taxpayer identification number, sufficient information to determine the Assignee's initial tax basis in the interest transferred and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any interest transferred until it has received such information.

(d)   Except in the case of an Involuntary Transfer, either: (i) the interest transferred shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws; or (ii) the Assignor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Company, to the effect that the Transfer is exempt from all applicable registration requirements and that the Transfer will not violate any applicable laws regulating the Transfer of securities.

(e)   Except in the case of an Involuntary Transfer, the Assignor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Company, to the effect that the Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940.

7.5   **Rights and Obligations of Assignees and Assignors**.

(a)   A Transfer by any Member or other person shall not dissolve the Company or entitle the Assignee to become a Member or exercise any rights of a Member, including, without limitation, any Management Rights.

(b)   Notwithstanding anything in paragraph 7.5(a) to the contrary, if a court of competent jurisdiction charges an interest in the Company with the payment of an unsatisfied amount of a judgment with interest, to the extent so charged the judgment creditor shall be treated as an Assignee.

7.6   **Admission of Assignee as Substitute Member**.   Subject to the other provisions of this Article 7, an Assignee may be admitted to the Company as a Substitute Member, with all of the Management Rights of a Member, but only upon satisfaction of all of the following conditions, upon which satisfaction the Substitute Member shall have, to the extent assigned, the rights and powers, and be subject to the restrictions and liabilities, of a Member under the Act, the Articles and this Agreement, shall be liable for any obligations of the Assignor to make Contributions but shall not be obligated for liabilities reasonably unknown to the Assignee at the time the Assignee becomes a Member:

(a)   All of the Members then entitled to vote consent to such admission, which consent may be given or withheld in the sole and absolute discretion of each Member.

(b)   The Assignee becomes a party to this Agreement as a Member by executing a counterpart signature page to this Agreement and executing such documents and instruments as a Majority of the Ownership Interest may reasonably request as necessary or appropriate to confirm such Assignee as a Member in the Company and such Assignee's agreement to be bound by the terms and conditions of this Agreement;

(c)   The Assignee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the Assignee as a Member with respect to the interest Transferred; and

(d)   If the Assignee is not a natural person of legal majority, the Assignee provides the Company with evidence reasonably satisfactory to counsel for the Company of the authority of the Assignee to become a Member and to be bound by the terms and conditions of this Agreement.

7.7   **Effect of Admission of Substitute Member on Assignor and Company**. Notwithstanding the admission of an Assignee as a Substitute Member, the Assignor shall not be released from the Assignor's liability to the Company but such admission shall cause an Assignor that is a Member to cease to be a Member with respect to the interest Transferred when the Assignee becomes a Substitute Member.

7.8   **Distributions and Allocations Regarding Transferred Member Interests**. Upon any Transfer during any Fiscal Year made in compliance with the provisions of this Article 7, Profits, Losses, each item thereof and all other items attributable to such interest for such Fiscal Year shall be divided and allocated between the Assignor and the Assignee by taking into account their varying interests during such Fiscal Year in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by a Majority of the Ownership Interest in the Company. All distributions on or before the date of such Transfer shall be made to the Assignor and all distributions thereafter shall be made to the Assignee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer; provided that, if the Company is given notice of a Transfer at least ten (10) Business Days prior to the Transfer, the Company shall recognize such Transfer as the date of such Transfer, and provided, further, that, if the Company does not receive a notice stating the date such interest was Transferred and such other information as a Majority of the Members may reasonably require within thirty (30) days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Member that, according to the books and records of the Company, was the owner of the interest on the last day of the Fiscal Year during which the Transfer occurs. Neither the Company nor any Member shall incur any liability for making allocations and distributions in accordance with the provisions of this paragraph 7.8, whether or not any Member or the Company has knowledge of any Transfer of any interest.

7.9   **Withdrawal**. A Member shall have the right or power to withdraw from the Company.

ARTICLE 8. **DISSOCIATION OF A MEMBER; DISSOLUTION**

8.1   **Dissociation**. A Person shall cease to be a Member upon the happening of any of the following events, hereinafter referred to as a "Dissociation Event":

(a) The expulsion of a Member pursuant to paragraph 8.3;

(b) In the case of an Involuntary Transfer per paragraph 7.2.

(c) The withdrawal of a Member, to the extent permitted by paragraph 7.9;

(d) In the case of a Member that is a corporation or a limited liability company, the filing of articles of dissolution (or its equivalent), or the administrative revocation of its charter and (in either case) the lapse of any applicable period for retroactive reinstatement;

8.1.1 Effect of Expulsion or Death. Upon the expulsion or death of a Member, the provisions of paragraph 8.3 or 8.4, respectively, shall apply.

8.1.2 Effect of Other Dissociation Events. Upon the occurrence of any Dissociation Event enumerated in subparagraph (d) above, the provisions of paragraph 8.2 shall apply.

8.2 **Rights Upon Dissociation**. Upon the occurrence of a Dissociation Event, (i) the Ownership Interest of the Dissociated Member to which such Dissociation Event shall have occurred shall be subject to the provisions of paragraphs 8.2, 8.3 or 8.4, as the case may be; and (ii) such Dissociated Member (or such Member's successor in interest) shall thereafter be an Assignee and shall be treated as a mere creditor of the Company from the date of such Dissociation Event until such time as the Dissociated Member (or such Member's successor in interest) has received all distributions and/or payments to which such Person may be entitled under this Agreement, or until such successor in interest is admitted as a Substitute Member.

8.2.1 Purchase Options. Within forty-five (45) days after the occurrence of such Dissociation Event, the Company may, at its option, elect to purchase all or any part of the Ownership Interest of such Dissociated Member. If the Company does not elect to purchase all or any part of such interest within the forty-five (45) days, the other Members may, within sixty (60) days after the occurrence of such Dissociation Event, elect to purchase the percentage of the interest owned by such Dissociated Member not purchased by the Company as herein provided, and each such Member shall have the right to purchase such portion of the remaining interest owned by such Dissociated Member as the percentage interest in the Company owned by such Dissociated Member at the closing date shall bear to the total percentage interests of the Company owned by all of the Members, excluding such Dissociated Member; provided, however, if any Member does not purchase such Dissociated Member's full proportionate share of the interests of the Company, the balance of such interests may be purchased by the other Members proportionately. The Company shall exercise its election to purchase by giving notice thereof to such Dissociated Member (or such Member's successor in interest) and to the remaining Members within the forty-five (45)-day option period. The other Members shall exercise their election to purchase by giving notice thereof to such Dissociated Member (or such Member's successor in interest) and to the Company within the sixty (60)-day option period applicable to the Members. In either event, the notice of election shall specify a date for closing the purchase which shall not be more than fifteen (15) days after the date of giving the notice of election; provided, however, if both the Company and any other Member have exercised said elections, the closing of both purchases may be fifteen (15) days after the date of the other Members' giving notice of election. Neither the Company's election nor the other Members' election shall be binding if such elections provide for the purchase of less than all of such Dissociated Member's interest.

8.2.2 <u>Purchase Price and Payment</u>. The purchase price for the Ownership Interest held by such Dissociated Member shall be the amount established by the valuation methods set forth in paragraph 8.5 of this Agreement. The purchase price shall be paid as provided in paragraph 8.6.1 of this Agreement.

8.2.3 <u>Actions Upon Failure to Purchase</u>. If the Company or the remaining Members do not elect to purchase all of such Dissociated Member's interest within the option periods referenced in paragraph 8.2.1, upon unanimous consent of all of the remaining Members, the remaining Members may locate a purchaser of their choosing to purchase the interest of such Dissociated Member for the purchase price and upon the terms referenced in paragraph 8.2.2. Such purchaser may be admitted to the Company as a Substitute Member pursuant to paragraph 7.6 of this Agreement. If a purchaser is not found and thereafter admitted as a Substitute Member, the Dissociated Member (or such Member's successor in interest) shall hold such Dissociated Member's interest as an Assignee. Such Assignee may be admitted to the Company as a Substitute Member pursuant to paragraph 7.6 of this Agreement.

8.3 **Expulsion**.

8.3.1 A Member may be expelled by the vote of not less than eighty (80%) percent of the Ownership Interest for any of the following reasons:

(a) An action that injures the Company which is the subject of this Agreement, if such action continues after its desistence is requested by its Members; and

(b) A default on the part of a Member for violation of the terms of paragraphs 7.1 and 7.2 of this Agreement relating to restrictions on transfers, liens, encumbrances and sales;

8.4 **Purchase Upon Death**. Upon the death of any Member, hereinafter referred to as "Decedent", all of Decedent's interest owned by Decedent and to which Decedent or Decedent's personal representative shall be entitled, hereinafter referred to as "Decedent's Interest", shall be subject to the provisions of this Article 8..

8.5 **Valuation**. The value of the Company and a Member's share shall be determined as follows:

8.5.1 <u>Valuation Date</u>. For purposes of this paragraph 8.5, the "Valuation Date" shall be the last day of the calendar month prior to:

(a)   The date of the Dissociation Event with respect to such Member as described in paragraph 8.1 of this Agreement.

8.5.2 <u>Value of Company Property</u>. The Members agree that the fair market value of all the Property shall be determined by an independent qualified appraiser selected by the Managers. The date upon which the fair market value of the Property is to be determined is hereinafter referred to as the Appraisal Date.

8.5.3 <u>Determination of Company Liabilities</u>. The books of the Company shall be closed as of the Valuation Date (determined under paragraph 8.5.1), and the accountant then serving the Company shall prepare a list of all the Company liabilities as of that date. All the Company property taxes shall be annualized and excise taxes shall be determined on an accrual rather than on a cash basis. Other than adjustments for correction of errors, the liabilities of the Company as determined by said accountant shall be accepted by all of the parties to this Agreement as conclusive and binding.

8.5.4 <u>Net Value of Company</u>. The net value of the interest of all of the Members in the Company shall be equal to the amount determined to be the value of all of the Property owned by the Company, in the manner described in paragraph 8.5.2 above, less an amount equal to the liabilities of the Company (determined under paragraph 8.5.3) on the Valuation Date.

8.5.5 <u>Value of Member's Interest</u>. The value of a Member's interest in the Company shall be such Member's proportionate share of the net value of the interest of all of the Members in the Company (determined under paragraph 8.5.4).

8.6   **Payment of Purchase Price**. The payment of the purchase price for a Member's interest shall be made as follows:

8.6.1 <u>Basic Payment Terms</u>. If the payment for a Member's interest is being made due to (a) an Involuntary Transfer not covered by paragraph 8.6.2; or (b) paragraphs 8.2 or 8.3, there shall be a down payment of an amount equal to Fifty (50%) percent of the purchase price and the balance of the purchase price shall be paid in equal monthly installments, over a period of 1 year, each monthly installment including interest at a rate of Five (5%) percent per annum. The first installment shall be payable thirty (30) days after closing, and subsequent installments shall be paid on the same day of each and every month thereafter until the entire purchase price, including principal and interest, is paid in full. Interest shall accrue from the date of closing. The purchase price shall be evidenced by a Promissory Note, which Note shall provide that prepayment may be made, without penalty, in whole or in part, at any time, that the due date of the Note may be accelerated by the holder thereof upon default in the payment of any monthly installment and for attorney's fees in the event of default.

8.6.2　Payment Terms for Decedent's Interest.　If the payment for a Member's interest is being made due to the death of a Member, and if the Company or Members receive any proceeds of any life insurance policy on the life of Decedent, the proceeds shall be paid by the purchaser to Decedent's personal representative at the time of closing, to the extent of any indebtedness of the Company to the Decedent and the purchase price of Decedent's Interest.　Such payment shall first be applied to any such indebtedness, and the balance of such payment, if any, shall be applied and deemed made on account of the purchase price.　The balance of the purchase price, if any, or the entire purchase price if there is no insurance, shall be evidenced by a Promissory Note to be paid in equal monthly installments over a period of One (1) year, each monthly installment including interest at a rate of Five (5%) percent per annum.　The first installment shall be payable thirty (30) days after closing, with subsequent installments to be paid on the same day of each and every month thereafter until the entire purchase price, including principal and interest, is paid in full.　Interest shall accrue from the date of closing.　The Promissory Note shall provide that prepayments may be made, without penalty, in whole or in part, at any time, that the due date of the Note may be accelerated by the holder thereof upon default in the payment of any monthly installments and for attorney's fees in the event of default.

8.6.3　Credits Against Purchase Price.　As against the obligation for the payment of the purchase price as provided in this Agreement, the Company or the other Members shall be entitled to credit and offset the amount of any indebtedness due and payable to the Company or the other Members, respectively, by the Transferor, the withdrawing Member or Decedent, as the case may be.

8.7　**Fifty Percent Limitation**.　It is expressly understood and agreed by all Members that in any twelve (12)-month period no more than fifty percent (50%) of the total interest in Company capital and Profits can be sold or exchanged.

8.8　**Insurance on Members' Lives**:

8.8.1　The Company may carry insurance on the life of any Member, naming itself as beneficiary of the policies, in such amounts as the Managers shall consider advisable.　The policies and the proceeds received thereunder shall be held by the Company in trust for the purposes of this Agreement.　The Company shall pay all premiums on insurance policies taken out by it pursuant to this Agreement. The Company shall be the sole owner of the policies issued to it and may apply to the payment of premiums any dividends declared and paid on the policies.

8.8.2　Any Member may individually carry insurance on the life of any other Member, naming the owner as beneficiary of the policies, in such amounts as all of the Members shall consider advisable.　The policies and any proceeds received thereunder shall be held by the Member owning such policy, in trust for the purpose of this Agreement.　Each individual Member owning any such insurance policy shall pay all premiums thereon.　The

Member shall be the sole owner of the policies issued to the Member and may apply to the payment of premiums any dividends declared and paid on the policies.

8.8.3   In the event any Member ceases to be a Member, pursuant to paragraphs 7.2 or 7.3 of this Agreement (dealing with the transfers during life) or paragraph 8.2 of this Agreement (dealing with voluntary withdrawal), that Member shall have the right to purchase from the Company or from the other Members, as the case may be, the insurance policies on such Member's life thereto acquired by the Company or the other Members, as the case may be, for a price equal to the cash surrender value of the policies at the date of the termination of the Member's interest. The right to purchase shall be exercised and the price paid contemporaneously with the payment of the down payment for the interest purchased. The Company, or the other Members, shall deliver the policies to the Member and shall execute any necessary instruments of transfer.

8.8.4   In the event any policy of insurance subject to the foregoing option is not so purchased, that policy shall be released from the terms of this Agreement.

8.8.5   The right of the withdrawing Member to purchase the insurance policies on the withdrawing Member's life shall at all times be subject to a veto by the Managers. If so vetoed, the Company or the other Members, as the case may be, shall retain ownership of any policies of insurance upon the life of a Member who ceases to be a party to this Agreement pursuant to the provisions of paragraph 7.2, 7.3, or 8.2 and who gives the Company notice of election to purchase the policies.

8.8.6   Each Member shall have the right, within thirty (30) days after termination of this Agreement, due to voluntary dissolution and liquidation under paragraphs 8.9 and 8.10 of this Agreement, to purchase from the Company or the other Members, as the case may be, any policies of insurance on such Member's life at a price equal to the cash surrender value of the policies on the date of termination. Upon receipt of the purchase price, the Company or the other Members shall deliver the policies to the respective purchaser and shall execute any necessary instruments of transfer. The insured shall have no further rights in the policies not purchased within the 30-day period.

8.9   **Dissolution**. Except as otherwise expressly provided in this Agreement, the occurrence of any of the following events, hereinafter referred to as a "Dissolution Event," shall dissolve the Company:

(a)   All of the Members shall vote to dissolve the Company; or

(b)   The dissolution of the Company by operation of law.

In the event of dissolution of the Company, whether voluntary or involuntary, no further business shall be done in the name of **John Galt Power, LLC** and no further business shall be transacted for the Company except for actions necessary to the winding up of its affairs and the liquidation of its assets and the distribution of the proceeds of the liquidation.

Maintenance of offices to effectuate or facilitate the winding up of the Company affairs shall not be construed to involve a continuation of the Company.

8.10 **Winding Up**. Upon the dissolution of the Company under this Agreement or applicable law, except as otherwise provided under this Agreement, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and the Members. The Managers and Members shall take no action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement shall continue in full force and effect until such time as the Property of the Company has been distributed pursuant to this paragraph 8.10 and articles of dissolution have been filed in accordance with the Act. The Managers, or, an agent appointed by the Managers, shall be responsible for overseeing the winding up and dissolution of the Company, shall take full account of the Company's liabilities and Property, shall cause the Property of the Company to be liquidated as promptly as is consistent with obtaining the fair value thereof, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed in the following order:

(a) First, to the payment and discharge of all of the Company's debts and liabilities to creditors other than the Members;

(b) Second, to the payment and discharge of all of the Company's debts and liabilities to the Members; and

(c) The balance, if any, to the Members in accordance with their Capital Accounts, after giving effect to all Contributions, distributions, and allocations for all periods.

No Manager or Member shall receive any additional compensation for any services performed pursuant to this paragraph 8.10. Each Member understands and agrees that by accepting the provisions of this paragraph 8.10 setting forth the priority of the distribution of the assets of the Company to be made upon its liquidation, such Member expressly waives any right which it, as a creditor of the Company, might otherwise have under the Act to receive distributions of assets pari passu with the other creditors of the Company in connection with a distribution of assets of the Company in satisfaction of any liability of the Company, and hereby subordinates to said creditors any such right.

8.11 **No Obligation to Restore Negative Capital Account**. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations under Section 704 of the Code, if any Member has a deficit balance in such Member's Capital Account (after giving effect to all Contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Contribution to the capital of the Company, and the deficit balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other person for any purpose whatsoever.

ARTICLE 9. GENERAL PROVISIONS

9.1   **Rights of Creditors and Third Parties**. This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assigns. The Agreement is expressly not intended for the benefit of any creditor of any Member or the Company or any other person. Except and only to the extent provided by the Act, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Contribution by such Member or otherwise.

9.2   **Waiver**. No waiver of any right arising out of a breach of any covenant, term or condition of this Agreement shall be a waiver of any right arising out of any other or subsequent breach of the same or any other covenant, term or condition or a waiver of the covenant, term or condition itself.

9.3   **Benefit**. Except as otherwise provided in this Agreement, the covenants, conditions and terms of this Agreement shall extend to and be binding upon and inure to the benefit of the heirs, personal representatives, assigns and successors of the parties hereto.

9.4   **Attorney's Fees**. If any arbitration, mediation, or other proceeding is brought in lieu of litigation, or if suit or action is instituted to enforce or interpret any of the terms of this Agreement, or if suit or action is instituted in a Bankruptcy Court for a United States District Court to enforce or interpret any of the terms of this agreement, to seek relief from an automatic stay, to obtain adequate protection, or to otherwise assert the interests of the Company or a Member in a bankruptcy proceeding, the party not prevailing shall pay the prevailing party's costs and disbursements, the fees and expenses of expert witnesses, the actual cost of a litigation or foreclosure report, and such sums as the court may determine to be reasonable for the prevailing party's attorney's fees connected with the trial and any appeal and by petition for review thereof. The prevailing party shall be entitled to request post-judgment attorney's fees and costs from the court after such fees are incurred without filing a different action or suit.

9.5   **Modification and Amendment**. This Agreement and its terms may be modified and added to by agreement of eighty percent (80%) of the Ownership Interest. Such a modification shall be in writing and become a part of this Agreement. No Member shall have any vested rights in this Agreement which may not be modified through any such amendment to this Agreement.

9.6   **Gender and Name**. Whenever appropriate, words used in the singular may include the plural, and the plural may include the singular, and the masculine may include the feminine.

9.7 **Additional Members**.

9.7.1 <u>Admission</u>. Persons may be added as Additional Members upon the terms and conditions approved by eighty percent (80%) of the Ownership Interest. Notwithstanding the foregoing, a Person shall not become an Additional Member unless and until such Person:

(a) becomes a party to this Agreement as a Member by signing a counterpart hereof and executes such documents and instruments as the Company may reasonably request as may be necessary or appropriate to confirm such Person as a Member in the Company and such Person's agreement to be bound by the terms and conditions hereof; and

(b) if the Person is not an individual of legal majority, provides the Company with evidence satisfactory to counsel for the Company of the authority of the Person to become a Member and to be bound by the terms and conditions of this agreement.

9.7.2 <u>Accounting</u>. No Additional Member shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Company may at the time an Additional Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro-rata allocations of loss, income and expense deductions to an Additional Member for that portion of the Company's tax year in which such Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Regulations promulgated thereunder.

9.8 **Security Interest**. Each Member hereby grants to the Company (for the benefit of the Company and for the benefit of the other Members) a security interest in each such Member's interest in the Company (i.e. the Ownership Interest of such Member) for the purpose of securing performance of the agreements, obligations and liabilities of such Member under this Agreement. Each Member authorizes the Company to file a Uniform Commercial Code financing statement to be filed with the Delaware Secretary of State (and in case a Member is located in a state other than Delaware, then also with the Uniform Commercial Code filing officer in such state) in order to perfect and continue the security interest granted herein. If the Company reasonably believes that the creation and perfection of the security interest provided for above requires the signature, consent and/or other action of the Member's spouse (whether as a consequence of community property laws or otherwise), the Member agrees to obtain the signature, consent and/or other action of such spouse.

9.9 **Defects as to Formalities**. A failure to observe any formalities or requirements of this Agreement, the Certificate of Organization, or the Act, shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

9.10 **No Partnership Intended for Nontax Purposes**. The Members have formed the Company under the Act, and expressly do not intend hereby to form a partnership under either the Delaware Uniform Partnership Act or the Delaware Uniform Limited Partnership Act or a Corporation under the Delaware Business Corporation Act. The Members in their capacities as Members of the Company do not intend thereby to be partners of or among each other, or partners as to any third party. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member that incurs personal liability by reason of such wrongful representation. Notwithstanding the foregoing, the Members acknowledge that it is their intent to be treated as partners solely for federal and state tax purposes, and the Company and the Members will file tax returns consistent with that treatment. The Members agree to make any amendments to this Agreement and the Articles as may be reasonably necessary to ensure that the Members will be treated as partners for federal and state tax purposes.

9.11 **Drafter's Conflict of Interest**. All Members hereby acknowledge by signing this Operating Agreement that George Wentz, a licensed Louisiana attorney, prepared this Operating Agreement and that there may be an actual or potential conflict of interest. Each Member by signing this Operating Agreement acknowledges this actual or potential conflict of interest and waives the same.

9.12 **Not Construed Against Drafter**. All the parties to this Agreement have had an opportunity to review this Agreement and consult an attorney of their choice before signing this Agreement. As such, any rule of interpretation or construction requiring that the language of this Agreement or the Exhibits be construed against the drafter is inapplicable to this Agreement or the Exhibits.

9.13 **Titles and Headings**. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

ARTICLE 10. DEFINITIONS

For purposes of this Agreement, the following terms shall have the following meanings:

10.1 "Act" shall have the meaning set forth in Recital "A".

10.2 "Additional Member" shall mean a Member, other than an Initial Member or a Substitute Member, that has acquired an Ownership Interest therefrom the Company.

10.3 "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) The Capital Account shall be increased by any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(b)   The Capital Account shall be decreased by the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

10.4   "Agreement" means this Operating Agreement, as amended or restated from time to time.

10.5   "Certificate of Organization" shall have the meaning set forth in Recital "A".

10.6   "Assignee" shall mean the owner of Economic Rights who is not a Member and as such has no Management Rights.

10.7   "Assignor" shall mean a Person that either voluntarily or involuntarily Transfers an interest in the Company.

10.8   "Bankruptcy" shall mean, with respect to any Person, if such Person: (i) files a voluntary petition in bankruptcy; (ii) is adjudicated bankrupt or insolvent; (iii) makes an assignment for the benefit of creditors; (iv) files a petition or answer on behalf of such Person which seeks any reorganization, composition, liquidation, adjustment, dissolution, or other similar relief relating to bankruptcy, insolvency, or relief from creditors; or (v) seeks, consents, or acquiesces in the appointment of a trustee, receiver, or liquidator for such Person or of all or any substantial part of such Person's assets.

10.9   "Business Day" shall mean any day other than Saturday, Sunday, or any legal holiday on which banks in New York, New York are closed.

10.10 "Capital Account" or "Capital Accounts" shall mean the individual accounts established and maintained pursuant to paragraph 2.1 of this Agreement.

10.11 "Code" shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding Federal Revenue laws.

10.12 "Company" shall mean **MAKE A DIFFERENCE VENTURES, GP, LLC**, a Delaware limited liability company, as referenced in the caption paragraph of this Agreement.

10.13 "Company Minimum Gain" shall mean the same as "partnership minimum gain" as set for in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

10.14 "Contributions" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any Property (other than money) contributed by such

Member to the capital of the Company pursuant to Article 2, net of liabilities secured by such contributed Property that the Company is considered to assume or take subject to pursuant the Section 752 of the Code. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a Member related to the maker of the note within the meaning of Section 1.704-1(b)(2)(ii)(c)) of the Regulations shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Section 1.704-1(b)(2)(iv)(d)(2) of the Regulations.

10.15 "Decedent" and "Decedent's Interest" shall have the meanings set forth in paragraph 8.4.

10.16 "Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

10.17 "Dissociated Member" means a Person who has ceased to be a Member as a result of a Dissociation Event.

10.18 "Dissociation Event" shall have the meaning set forth in paragraph 8.1.

10.19 "Dissolution Event" shall have the meaning set forth in paragraph 8.9.

10.20 "Economic Rights" shall mean a Member's or Assignee's share of the Profits, Losses, capital, or any other items applicable to any period and distributions of Company Property pursuant to the Act, the Certificate of Organization, and this Agreement, but shall not include any Management Rights.

10.21 "Entity" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

10.22 "Family" shall mean a Member's spouse (other than a spouse who is legally separated under a decree of separate maintenance or a spouse who is a party to a pending divorce proceeding), siblings, and natural and adoptive linear ancestors or descendants, and trusts, partnerships, corporations and limited liability companies in respect of which the

Members and such spouse, siblings, ancestors and descendants are the sole beneficiaries, partners, shareholders, or Members, as the case may be.

10.23 "Fiscal Year" means the Company's fiscal year as set forth in paragraph 6.1.

10.24 "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Members;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of Property as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g): provided, however, that adjustments pursuant to clauses (a) and (b) above shall be made only upon the determination of the Manager that such adjustments are reasonably necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Manager; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations, clause (f) of the definition of Profits and Losses, and paragraph 4.3.7 hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (d) to the extent determined by the Manager that an adjustment pursuant to clause (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to any of clauses (a), (b), (d) of this definition, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

10.25 "Initial Member" shall mean each of the parties identified in paragraph 2.8 that execute a counterpart of this Agreement.

10.26 "Involuntary Transfer" shall have the meaning set forth in paragraph 7.2.

10.27 "Issuance Items" shall have the meaning set forth in paragraph 4.3.8.

10.28 "Majority" or "Majority of the Members" shall mean, at any time, the Member or Members holding more than fifty (50%) percent of the votes held by Members then entitled to vote, consent to, or otherwise decide any matters submitted to the Members.

10.29 "Majority of the Ownership Interest in the Company" shall mean, at any time, the Member or Members holding more than fifty (50%) percent of the Ownership Interest held by Members then entitled to vote, consent to, or otherwise decide any matters submitted to the Members.

10.30 "Management Rights" shall mean the right of a Member to participate in the management of the Company, including rights to information and to consent or approve actions of the Manager or Members.

10.31 "Manager" shall mean any Person or Persons selected to manage the business and affairs of the Company pursuant to paragraph 5.1.

10.32 "Member" shall mean each Initial Member and any Person that may hereafter become an Additional Member or a Substitute Member.

10.33 "Member Nonrecourse Debt" shall have the meaning set forth in Section 1.704-2(b)(4) of the Regulations for "partner nonrecourse debt".

10.34 "Member Nonrecourse Debt Minimum Gain" shall mean an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

10.35 "Member Nonrecourse Deductions" shall have the meaning set forth in Sections 1.701-2(i)(1) and 1.704-2(i)(2) of the Regulations for "partner nonrecourse deductions".

10.36 "Net Cash From Operations" means the gross cash proceeds from Company operations (including sales and dispositions of Property in the ordinary course of business) less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Manager. "Net Cash From Operations" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established pursuant to the first sentence of this definition and the definition of Net Cash From Sales or Refinancings.

10.37 "Net Cash From Sales or Refinancings" means the net cash proceeds from all sales and other dispositions (other than in the ordinary course of business) and all refinancings of Property, less any portion thereof used to establish reserves, all as determined by the Manager. "Net Cash From Sales or Refinancings" shall include all principal and interest payments with respect to any note or other obligation received by the Company in connection with sales and other dispositions (other than in the ordinary course of business) of Property.

10.38 "Nonrecourse Deductions" shall have the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

10.39 "Nonrecourse Liability" shall have the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

10.40 "Ownership Interest" means a Member's aggregate rights in the Company, including, without limitation, the Member's Economic Rights and Management Rights.

10.41 "Person" shall mean any natural person or Entity, and the heirs, executors, administrators, legal representatives, and assigns of each such Person where the context so permits.

10.42 "Profits" and "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (b) or (c) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

(e)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of Depreciation;

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Economic Rights, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)   Notwithstanding any other provision of any clause of this definition, any items which are specially allocated pursuant to paragraphs 4.3 or 4.5 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to paragraphs 4.3 or 4.5 hereof shall be determined by applying rules analogous to those set forth in clauses (a) through (f) of this definition.

10.43 "Property" shall mean any property, real or personal, tangible or intangible, including cash and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

10.44 "Property Manager" shall have the meaning set forth in paragraph 5.1.10.

10.45 "Regulations" means, except where the context indicates otherwise, the permanent, temporary or proposed regulations of the Department of the Treasury under the Code as such regulations may be lawfully changed from time to time.

10.46 "Regulatory Allocations" shall have the meaning set forth in paragraph 4.5.

10.47 "Substitute Member" shall mean an owner of Economic Rights admitted to all rights of membership in the Company and thereby the holder of all Management Rights of a Member.

10.48 "Transfer" shall mean with respect to any interest in the Company, as a noun, any voluntary or involuntary assignment, sale or other transfer disposition of such interest and, as a verb or adjective, voluntarily or involuntarily to assign, sell or otherwise transfer or dispose of such interest.

10.49 "Valuation Date" shall have the meaning set forth in paragraph 8.5.1.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

John Galt Power, LLC

By:_____
George Wentz Jr.
Managing Director
Make a Difference Ventures, GP, LLC
Manager

_____
█████████

SCHEDULE "A"

Member	Initial Contribution	Ownership Interest	Gross Asset Value of Contribution
Make a Difference Ventures II Limited Partnership	$85.00 in cash	85%	$85.00
███████	$15.00 in cash	15%	$15.00